SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                                ---------------

                      Rogers Wireless Communications Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                       Class B Restricted Voting Shares
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   775102205
-------------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

                             David P. Miller, Esq.
                      Rogers Wireless Communications Inc.
                            One Mount Pleasant Road
                                  16th Floor
                           Toronto, Ontario M4Y 2Y5
                                    Canada
                                (416) 935-1100
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copy to:
                             John T. Gaffney, Esq.
                          Cravath, Swaine & Moore LLP
                                Worldwide Plaza
                               825 Eighth Avenue
                            New York, NY 10019-7475
                                (212) 474-1000

                               November 18, 2004
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

          Note: Schedules filed in paper format shall include iia signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------

ITEM 4.  PURPOSE OF TRANSACTION

         RWCI announced today that its independent committee of directors (the "Independent Committee") has completed its review of the proposed offer by Rogers Communications Inc. ("RCI") for all of the outstanding RWCI Class B Restricted Voting shares ("RWCI shares") owned by the public (the "Offer"). The Independent Committee received the final valuation report of BMO Nesbitt Burns Inc. ("BMO Nesbitt Burns") with respect to the fair market value of the Rogers Wireless shares. BMO Nesbitt Burns has determined, subject to the assumptions and qualifications set forth in its valuation, that the fair market value of the RWCI shares determined pursuant to its formal valuation is in the range of C$46 to $56 per share. This valuation range is the same as the preliminary valuation range publicly disclosed on November 11, 2004. BMO Nesbitt Burns has also delivered its fairness opinion to the Independent Committee that the consideration proposed to be offered by RCI pursuant to the Offer is fair from a financial point of view to the shareholders of RWCI other than RCI and its affiliates. At the meeting of the Independent Committee held today, after considering all of the relevant factors, including the valuation and fairness opinion of BMO Nesbitt Burns, the Independent Committee concluded that the price and terms of the proposed Offer are fair and reasonable to the shareholders of RWCI other than RCI and its affiliates. The Independent Committee recommended that the board of directors of Rogers Wireless recommend that holders of RWCI shares tender such shares to the proposed Offer. The Board of Directors of RWCI met following the meeting of the Independent Committee to receive the report and recommendation of the Independent Committee of the Independent Committee. At that meeting, BMO Nesbitt Burns reviewed its valuation and fairness opinion with the Board. Based on that report and presentation, the Board of Directors of RWCI concluded that the terms of the Offer are fair and reasonable to minority shareholders and recommended that minority shareholders tender their RWCI shares to the Offer. The RWCI Board also approved the form of the Directors' Circular that will be mailed to shareholders together with the RCI Offer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

1. Press release issued by Rogers Wireless Communications Inc. and Rogers Communications Inc. on November 22, 2004.

                                  Signatures


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2004


                                       ROGERS COMMUNICATIONS INC.


                                       By: /s/ Graeme McPhail
                                           -------------------------
                                           Name:  Graeme McPhail
                                           Title: Vice President, Associate
                                                  General Counsel

                                       RWCI ACQUISITION INC.


                                       By: /s/ Graeme McPhail
                                           -------------------------
                                           Name:  Graeme McPhail
                                           Title: Vice President, Associate
                                                  General Counsel


                                       EDWARD SAMUEL ROGERS


                                       By: /s/ Edward S. Rogers
                                           -------------------------






-------------------------------------------------------------------------------

                                 Exhibit Index

Exhibit Number      Description
--------------      -----------
99.1                Press release issued by Rogers Wireless Communications Inc.
                    and Rogers Communications Inc. on November 22, 2004.